November 6, 2018

Ms. Deborah L. O’Neal

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Ms. O’Neal:

On September 7, 2018, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 113 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 114 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”), to the Trust’s registration statement relating to the FinTrust Income and Opportunity Fund (the “Fund”), a portfolio series of the Trust. The Amendment was filed pursuant to Rule 485(a) under the 1933 Act to, among other things disclosed in the Amendment, disclose information with respect to the new investment adviser to the Fund, change the name of the Fund and revise the Fund’s principal investment strategy.

You recently provided comments to us relating to the Amendment. This letter responds to those comments, and they are set out separately below. For your convenience and reference, we have summarized your comments in this letter and provided the Trust’s response below each such comment. Contemporaneously with this letter that we are submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Summary Section

1.	Comment: The Commission staff stated that in light of FAS 5 (Accounting for Contingencies), recoupment is only permitted if it is within three years from the date of the waiver, noting that if recoupment is not completed within this three-year period, there is an issue of whether the recoupment is “probable” from an accounting perspective and whether the Fund would need to book the recoupment as a “liability.” The Commission staff further stated that if recoupment is permitted within three years from the end of the fiscal year in which the fees and expenses were deferred, the Fund will need to conduct a FAS 5 analysis and conclude that based on FAS 5, such recoupment was not probable and therefore not a liability.

Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

November 6, 2018

Response: The Trust respectfully disagrees with this comment with respect to the Fund. Under the operating expense limitation agreement, the adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios applicable to the Fund, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed-upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the adviser may recoup its previously waived fees or fund expenses paid cannot be determined until the full fiscal year is completed. Only if the fund’s annual expense ratios are below the agreed-upon limits is the adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Summary Section and Statutory Prospectus: Principal Investment Strategy of the Fund and Principal Risks of Investing in the Fund

2.	Comment: The Commission staff notes that the Fund has disclosed “Derivatives risk” as one of the principal risks of investing in the Fund and that options are the only type of derivative disclosed in the Fund’s principal investment strategy. Please confirm that options are the only type of derivative in which the Fund intends to invest as part of its principal investment strategy.

Response: Based on information provided by the Fund’s investment adviser, the Trust confirms that options are the only type of derivative in which the Fund intends to invest as part of its principal investment strategy.

Ms. Deborah L. O’Neal

U.S. Securities and Exchange Commission

November 6, 2018

Part C - Exhibits

3.	Comment: The Commission staff requests that the Trust file the Fund’s current Investment Advisory Agreement and Expense Limitation Agreement in the B-Filing.

Response: The Trust will file the Fund’s current Investment Advisory Agreement and Expense Limitation Agreement in the B-Filing.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively